                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                                  Commission File Number 0-13969

(Check One):
[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [X] Form 10-Q SB  [ ] Form N-SAR

    For Period Ended:  September 30, 1996

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended: ___________________________________________

--------------------------------------------------------------------------------
    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
--------------------------------------------------------------------------------

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
Items 1 and 2 of Part I are omitted.
--------------------------------------------------------------------------------

                        PART I -- REGISTRANT INFORMATION

John Adams Life Corporation
--------------------------------------------------------------------------------
Full Name of Registrant

N/A
--------------------------------------------------------------------------------
Former Name if Applicable

11845 W. Olympic Boulevard, Suite 905
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Los Angeles, CA 90064
--------------------------------------------------------------------------------
City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

        [X]     (a)     The reasons described in reasonable detail in Part III
                        of this form could not be eliminated without unreasonable effort or expense;

        [X]     (b)     The subject annual report, semi-annual report,
                        transition report on Form 10-K, Form 20-F, 11-K, Form
                        N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

        [ ]     (c)     The accountant's statement or other exhibit required by
                        Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Alvin S. Milder             310              444-5252
        ---------------         -----------     ------------------
            (Name)              (Area Code)     (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                        [X] Yes    [ ] No
        -----------------------------------------------

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                        [X] Yes    [ ] No

        If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made. See Exhibit 2

--------------------------------------------------------------------------------

                          John Adams Life Corporation
                  --------------------------------------------
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date    November 12, 1996               By  /s/ BENJAMIN A. DeMOTTO
    -------------------------             ---------------------------------
                                                Benjamin A. DeMotto

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                   ATTENTION

--------------------------------------------------------------------------------
   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
--------------------------------------------------------------------------------


                                                (Attach Extra Sheets If Needed)

                          JOHN ADAMS LIFE CORPORATION


                            EXHIBIT 1 to Form 12b-25


Registrant's accounting department had difficulty analyzing certain accounts because of the intricacies of a coinsurance arrangement entered into during the quarter between Registrant's subsidiary, John Adams Life Insurance Company of America and Unified Life Insurance Company.


                            EXHIBIT 2 to Form 12b-25

Registrant anticipates a significant change in the results of operations from the third quarter of 1995, because of an anticipated significant loss attributable to the GAAP accounting treatment of the coinsurance arrangement referred to in Exhibit 1 above. A reasonable estimate of the results of the GAAP treatment of the arrangement cannot be made at this time.

                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  ___________
                                  FORM 10-QSB

(Mark One)

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                 FOR THE QUARTERLY PERIOD ENDED SEPTEMBER 30, 1996

[ ]              TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE
                                  EXCHANGE ACT

                 For the transition period from _____________to_____________

                         Commission file number 0-13969

                            JOHN ADAMS LIFE CORPORATION
       -----------------------------------------------------------------
       (Exact name of small business issuer as specified in its charter)

         California                               95-4081667
-------------------------------            -------------------------
(State or other jurisdiction of               (I.R.S. Employer
 incorporation or organization)                Identification No.)


      11845 W. Olympic Boulevard, Suite 905, Los Angeles, California 90064
      --------------------------------------------------------------------
                    (Address of principal executive offices)

                           Issuer's telephone number:
                                 (310) 444-5252

Former Address:  Not Applicable

         Check whether the issuer (1) filed all reports required to be filed by
Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
Yes   x    No
    -----    -----

         The number of shares outstanding of the issuer's common stock (no par value) as of November 12, 1996, was 2,864,700.

         Transitional Small Business Disclosure Format (check one):

Yes       No   x
   -----     -----



Disclosure items 1 and 2 of Part I are omitted.

                          PART II.  OTHER INFORMATION

Item 1.  Legal Proceedings

         The Company is not involved in any legal proceedings that in management's opinion could result in a material adverse effect on the Company's financial condition or results of operation.

Item 2.  Changes in Securities - Not applicable.

Item 3.  Defaults Upon Senior Securities - Not applicable.

Item 4.  Submission of Matters to a Vote of Security Holders -
             Not Applicable.

Item 5.  Other Information - Not Applicable.

Item 6.  Exhibits and Reports on Form 8-K

         (a) Reports on Form 8-K: On November 5, 1996, the Company filed a report on Form 8-K, dated October 31, 1996; the item reported on this form is the October 24, 1996, signing of the Stock Purchase Agreement by the Company for the sale of its capital stock of JALIC to Unified Life Insurance Company.

         (b) Exhibits.

Exhibit
Number                                     Description

 2.1     Agreement and Plan of Reorganization with
         Firingline Corporation (1)
 3.1     Amended and Restated Articles of Incorporation (2)
 3.2     Bylaws (10)
 3.5     Amendments to Bylaws (10)
 4.1     See Articles 3(b), 5 and 6 of Amended
         Articles of Incorporation (Exhibit 3.1) (2)
 4.2     See Article 2 and Section 8.06 of the Bylaws
         (Exhibit 3.2) (10)
 4.3     Specimen Form of Common Stock Certificate (1)
10.1     Agreement and Plan of Reorganization
         (see Exhibit 2.1) (1)
10.2 * Supervising General Agent's Commission Agreement between JALIC and Ozco Insurance Services, Inc., assigned to Firingline Corporation in June 1985 (1)
10.6     Certificate of Contribution No. 1 of Thomas W. Evans (1)
10.7     Certificate of Contribution No. 2 of Thomas W. Evans (1)
10.8     Shareholder Loan Restructuring Agreement (1)
10.10    Lease Agreement with Westside Associates, Ltd. (2)

10.14 *  1990 Stock Option Plan (3)
10.15 *  1990 Non-Employee Director Stock Option Plan (3)
10.16 *  1991 Employment Agreement with Benjamin A. DeMotto (4)
10.17 *  1985 Incentive Stock Option Plan (with 1991 Amendment) (5)
10.18 *  1990 Stock Option Plan (with 1991 Amendment) (5)
10.19 *  1990 Non-Employee Director Stock Option Plan (with 1991 Amendment) (5)
10.20    Addendum No. 2 to Lease Agreement with Westside Associates, Ltd. (5)
10.21 *  1994 Employment Agreement with Benjamin A. DeMotto (7)
10.22 Quota Share Coinsurance, Assumption Reinsurance Agreement, effective December 31, 1994, between JALIC and Central United Life
         Insurance Company of Houston, Texas (9)
10.23 Promissory Note dated January 24, 1996, issued to Benjamin A. DeMotto for a loan (11)
10.24    Promissory Note dated February 9, 1996, issued to Benjamin A.
         DeMotto, for a loan (11)
10.25 Letter of intent, dated June 7, 1996, for the sale of JALIC to Unified Life Insurance Company (12)
10.26 Stock Purchase Agreement, signed October 24, 1996, by and between Unified Life Insurance Company and John Adams Life Corporation (13)
10.27 * Amendment, signed October 22, 1996,to Supervising General Agents Commission Agreement (13)
10.28 Revised Life Coinsurance Treaty with Funds Withheld, effective July 1, 1996, between JALIC and Unified Life Insurance Company and Amendment No. 1 (14)
16.1 Letter from Price Waterhouse LLP, dated December 21, 1994, regarding change of independent auditors (8)
21.1     List of Subsidiaries (1)
28.1     Amended Certificate of Authority of JALIC issued
         by the California Department of Insurance (1)
________________________


(1) Previously filed with Registrant's Registration Statement No. 2-99302 on Form S-1, effective September 18, 1985. **

(2) Previously filed with Registrant's Report on Form 10-Q for the quarter ending June 30, 1988. **

(3) Previously filed with Registrant's Report on Form 10-Q for the quarter ending September 30, 1990. **

(4) Previously filed with Registrant's Report on Form 10-Q for the quarter ending June 30, 1991. **

(5) Previously filed with Registrant's Report on Form 10-K for the fiscal year ending December 31, 1991. **

(6) Previously filed with Registrant's Report on Form 10-QSB for the quarter ending March 31, 1994. **

 (7) Previously filed with Registrant's Report on Form 10-QSB for the quarter ending September 30, 1994. **

 (8) Previously filed with Registrant's Report on Form 8-K filed December 23, 1994. **

 (9) Previously filed with Registrant's Report on Form 10-KSB for the fiscal year ending December 31, 1994. **

(10) Previously filed with Registrant's Report on Form 10-QSB for the quarter ending March 31, 1995. **

(11) Previously filed with Registrant's Report on Form 10-KSB for the fiscal year ending December 31, 1995. **

(12)  Previously filed with Registrant's Report on Form 8-K filed June 13,
      1996.  **

(13) Previously filed with Registrant's Report on Form 8-K filed November 5, 1996. **

(14)  Filed herewith.



 * The documents filed or incorporated by reference as Exhibits 10.2, 10.5, 10.14 through 10.19, 10.21 and 10.27 hereto constitute management contracts or compensatory plans or arrangements.

 **      Incorporated by reference from the documents described above.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.





                                                   JOHN ADAMS LIFE CORPORATION




Date:  November 12, 1996                           By:  Benjamin A. DeMotto
                                                        ----------------------
                                                        Benjamin A. DeMotto
                                                        Chairman of the Board
                                                        and President





Date:  November 12, 1996                           By:  Bernadette de Vera
                                                        -----------------------
                                                        Bernadette de Vera
                                                        Controller